SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------



                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                LENDINGTREE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   526020-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Capital Z Management, LLC
                               54 Thompson Street
                            New York, New York 10012
                        Attention: David A. Spuria, Esq.
                                 (212) 965-0800
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 27, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Specialty Finance Partners
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          00 - Contributions from Partners
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             6,444,265*
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     6,444,265*
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER


-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,444,265*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          27.3%*
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------
  *Assumes conversion of 4,000,000 shares of Series A 8% Convertible Preferred
  Stock beneficially owned by such Reporting Person. See Item 5.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Financial Services Fund II, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              6,444,265*
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,444,265*
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,444,265*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          27.3%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*Solely in its capacity as a general partner of Specialty Finance Partners.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Partners, L.P.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              6,444,265*
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,444,265*
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,444,265*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          27.3%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P.

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Capital Z Partners, Ltd.*
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                           [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                     ------- ------------------------------------------------------------------
               BENEFICIALLY                  8       SHARED VOTING POWER
                 OWNED BY
                   EACH                              6,444,265*
                 REPORTING                   ------- ------------------------------------------------------------------
                  PERSON                     9       SOLE DISPOSITIVE POWER
                   WITH
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,444,265*
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,444,265*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          27.3%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- -------------------------------------------------------------------------------------------------------------

*Solely in its capacity as the sole general partner of Capital Z Partners, L.P.

              This Amendment No. 4 amends the statement on Schedule 13D, dated October 10, 2000 (the "Initial Schedule 13D"), as amended in certain respects by Amendment No. 1 thereto ("Amendment No. 1"), Amendment No. 2 thereto ("Amendment No. 2") and Amendment No. 3 thereto ("Amendment No. 3 and together with the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"), and is filed jointly on behalf of Specialty Finance Partners, a Bermuda general partnership ("Specialty Finance Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.") (each, a "Reporting Person" and together, the "Reporting Persons"), with respect to the shares of Common Stock, $0.01 par value per share (the "Common Stock") of LendingTree, Inc. (the "Company").

              The Schedule 13D is hereby amended as follows:

Item 5.       Interest in Securities of Issuer.

              The information contained in Item 5(a) -(b) of Amendment No. 3 and the information contained in Item 5(c) of Amendment No. 1 is hereby amended and restated in its entirety as follows:

              (a)-(b)

              Specialty Finance Partners beneficially owns in the aggregate 6,444,265 shares of Common Stock by virtue of the fact that it is the holder of record of 2,096,420 shares of Common Stock and of its expected current ability to convert (as discussed in Item 6 of Amendment No. 1) 4,000,000 shares of Series A 8% Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), into 4,347,845 shares of Common Stock. Specialty Finance Partners has the sole power to vote or direct the vote, or to dispose or to direct the disposition, of such shares.

              Capital Z Fund II (the general partner of Specialty Finance Partners), Capital Z L.P. (the sole general partner of Capital Z Fund II) and Capital Z Ltd. (the sole general partner of Capital Z L.P.) may be deemed to beneficially own in the aggregate 6,444,265 shares of the Common Stock of the Company by virtue of Specialty Finance Partners' ownership of shares of Common Stock and its expected ability to convert the shares of Series A Preferred Stock owned by it into shares of Common Stock. Each of Capital Z Fund II, Capital Z L.P. and Capital Z Ltd. has the shared power to vote or to direct the vote, and to dispose or to direct the disposition, of such shares.

              On an as-converted-to-Common Stock basis, the Reporting Persons' total beneficial ownership of Common Stock of the Company is approximately 27.3% (based on calculations made in accordance with

              Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on the number of shares of Common Stock outstanding as of December 31, 2001, and assuming the shares of Series A Preferred Stock owned by the Reporting Persons are converted into Common Stock). Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment not owned of record by it.

              (c) Except for the transactions described below effected through broker/dealers pursuant to Rule 144 under the Securities Act of 1933, none of the Reporting Persons has effected any transactions in shares of Common Stock or Series A Preferred Stock during the past 60 days:

                 --------------------------- ------------------------- ----------------------------------- ------------------------
                   Reporting Person with                                         Number of Shares
                     Direct Beneficial              Date of Sale               of Common Stock Sold              Price Per Share
                         Ownership                  ------------               --------------------              ---------------
                         ---------
                 --------------------------- ------------------------- ----------------------------------- ------------------------
                 Specialty Finance Partners          2/14/02                         25,000                          $8.08
                 --------------------------- ------------------------- ----------------------------------- ------------------------
                 Specialty Finance Partners          2/14/02                         50,000                          $8.15
                 --------------------------- ------------------------- ----------------------------------- ------------------------
                 Specialty Finance Partners          2/20/02                         35,000                         $8.0343
                 --------------------------- ------------------------- ----------------------------------- ------------------------
                 Specialty Finance Partners          3/27/02                       1,750,000                        $11.75
                 --------------------------- ------------------------- ----------------------------------- ------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

              The information contained in Item 6 of Amendment No. 3 is hereby incorporated by reference herein.

              On March 27, 2002, Specialty Finance Partners entered into a lock-up agreement (the "Lock-Up Agreement") with the Company in which it agreed not to sell any additional shares of stock of the Company prior to August 9, 2002 without the Company's consent, subject to certain exceptions.

Item 7.       Material to Be Filed as Exhibits.

Exhibit 1. Lock-Up Agreement, dated as of March 27, 2002, by and between
           Specialty Finance Partners and the Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                        Date:  April 3, 2002


                        SPECIALTY FINANCE PARTNERS



                        By:  /s/ David A. Spuria
                           -----------------------------------------------
                             David A. Spuria
                             General Counsel, Vice President of
                             Administration and Secretary


                        CAPITAL Z FINANCIAL SERVICES
                        FUND II, L.P.


                        By:  /s/ David A. Spuria
                           -----------------------------------------------
                             David A. Spuria
                             General Counsel, Vice President of
                             Administration and Secretary


                        CAPITAL Z PARTNERS, L.P.


                        By:  /s/ David A. Spuria
                           -----------------------------------------------
                             David A. Spuria
                             General Counsel, Vice President of
                             Administration and Secretary


                        CAPITAL Z PARTNERS, LTD.


                        By:  /s/ David A. Spuria
                           -----------------------------------------------
                             David A. Spuria
                             General Counsel, Vice President of
                             Administration and Secretary

                                  EXHIBIT INDEX
                                  -------------


         Exhibit 1. Lock-up Agreement, dated as of March 27, 2002, by and between Specialty Finance Partners and the Company.